VIA EDGAR

September 25, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.
Washington, D.C. 20549
Attention: Tim Buchmiller

Re:	TransCode Therapeutics, Inc.
Withdrawal of Acceleration Request and
Request for Acceleration of Effectiveness
Registration Statement on Form S-1, as amended
File No. 333-274251

Dear Mr. Buchmiller,

Reference is made to the letter of TransCode Therapeutics, Inc. (the “Company”), filed as correspondence via EDGAR on September 22, 2023, in which the Company requested the acceleration of the effective time and date of Company’s Registration Statement on Form S-1, as amended (File No. 333-274251) (the “Registration Statement”) to 5:00 p.m., Eastern time, on September 26, 2023. We are no longer requesting that such Registration Statement be declared effective at this specific date and time and we hereby formally withdraw such request for acceleration.

If you have any questions regarding this request, please contact Michael Bison and Finnbarr Murphy of Goodwin Procter LLP via telephone at (617) 570-1933 and (212) 459-7257 or via e-mail (MBison@goodwinlaw.com or FMurphy@goodwinlaw.com), respectively.

Sincerely,

TRANSCODE THERAPEUTICS, INC.

/s/ Robert Michael Dudley
Robert Michael Dudley
Chief Executive Officer

cc:	Thomas A. Fitzgerald, TransCode Therapeutics, Inc.

Michael Bison, Goodwin Procter LLP

Finnbarr Murphy, Goodwin Procter LLP